Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427

On January 10th, 2007, Robert Brunck, Chairman and CEO of Compagnie Générale de Géophysique, sent the following communication, in the English and French languages, to the employees of CGG and Veritas.
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)

Paris, January 10th, 2007
Dear colleagues,
Following the favorable vote at the special shareholders meetings held yesterday by CGG and Veritas respectively, we received the necessary approvals to complete the merger. Upon the satisfaction of final customary conditions expected to be complete over the next few days, the proposed merger will close on Friday, January 12, 2007. Upon closing, the new CGGVeritas Group will become the leading international pure play seismic company, offering a broad range of seismic services and, through Sercel, geophysical equipments.
As you know, our combined seismic services will operate the world’s leading seismic fleet with 20 vessels, and land crews operating with equivalent capacity in both the Western and Eastern hemispheres. Our multi-client business will benefit from two complementary, recent vintage, well-positioned seismic data libraries. In data processing and imaging, our combined positions will create the industry reference.
With a total workforce of approximately 7,000 staff, CGGVeritas will provide, through continued innovation, the industry benchmark for seismic technology and services to a broad base of customers including independent, international and national oil companies.
Over the next few months, we will be working together to efficiently integrate our services and need all the talents present in our newly combined company to make this common project a success for all.

I invite you to join me on January 12th for a worldwide video cast meeting, as we did earlier in December, where I will be able to provide you with more details on our new company and our integration plans. For those of you unable to participate, the video file will be available on the Pegasus page of the intranet and sent to crews.
I wish you all the best for 2007, a promising year for CGGVeritas. Without your contribution to the success of each of our companies, we would not envisage today our future in such a favorable way. Congratulations and thank you for your efforts.
With my best regards,
Robert Brunck
Chairman and Chief Executive Officer

Contact:
Christophe Barnini   Tel.: +33 1 64 47 38 10
Invrel@cgg.com   www.ccg.com
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.
Investor information
In connection with the proposed combination between Compagnie Générale de Géophysique (“CGG”) and Veritas DGC Inc. (“Veritas”), CGG has filed a registration statement on Form F-4 (File no. 333-138033) (the “Form F-4”), which includes a definitive Proxy Statement/Prospectus, dated November 30, 2006, relating to the CGG ordinary shares underlying the CGG American Depositary Shares (“ADS”) to be issued in the proposed transaction. CGG and Veritas have also filed, and intend to continue to file, additional relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by CGG with the SEC of a Registration Statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the CGG American Depositary Shares (“ADS”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued in exchange for shares of Veritas common stock. The Registration Statements and the Proxy Statement/Prospectus contain important information about Veritas, CGG, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may be able to obtain free copies of the documents filed with the SEC by CGG and Veritas (including the Registration Statements) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may be able to obtain free copies of materials filed with the SEC by CGG and Veritas (including the Registration Statements) by contacting Investor Relations at +1 832 351 8821 and from CGG by contacting Investor Relations at invrel@cgg.com or by telephone at +33 1 64 47 38 31.Veritas and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Veritas’s Amendment No. 1 to Form 10-K/A, which was filed with the SEC on or about November 28, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Veritas by contacting Investor Relations at +1 832 351 8821.
CGG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in CGG’s Form 20-F filed with the SEC on May 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from CGG by contacting Investor Relations at +33 1 64 47 38 31.